Exhibit 99.1

Canadian Solar Completes Sale of 56.3 MWp Solar Power Plant in Japan for JPY 22.3 Billion

Guelph, Ontario, February 18, 2020 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, announced today it completed the sale of Yamaguchi Shin Mine, a 56.3 MWp operational solar power plant in the Yamaguchi Prefecture in Japan.

Hana Financial Investment, a subsidiary of Hana Financial Group, acquired the solar power plant for an enterprise value of approximately JPY 22.3 billion (around USD 205 million). Canadian Solar expects to recognize the revenue from the transaction in the first quarter of 2020. This sale was originally planned to close in the fourth quarter of 2019 but was delayed due to regulatory and contractual obligations required to be met prior to closing the transaction.

Yamaguchi Shin Mine reached commercial operation in May 2018 and is powered by Canadian Solar high efficiency modules. The electricity generated is being purchased by Chugoku Electric Power Company, Inc. at the rate of JPY 36.0 ($0.32) per kWh for 20 years.

Canadian Solar will continue to provide asset management as well as operational and maintenance services for the plant after the transaction. Additionally, a 5-year profit sharing agreement is in place, enabling Canadian Solar to secure additional revenue after the sale should the power plant outperform agreed upon metrics.

“Canadian Solar is excited to announce the completion of the sale of our Shin Mine project.” said Dr. Shawn Qu, Chairman and Chief Executive Officer at Canadian Solar. “This transaction structure ensures that we capture stable, long-term revenue streams for our asset management and operations and maintenance services. We expect to grow this business as we work to enhance and retain greater share of the value creation throughout the life cycle of solar power plants.”

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest and foremost solar power companies. It is a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions and has a geographically diversified pipeline of utility-scale power projects in various stages of development. Over the past 19 years, Canadian Solar has successfully delivered over 38 GW of premium quality modules to customers in over 150 countries around the world. Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 25, 2019. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.